                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 13)*



                           THE LIBERTY CORPORATION
               -----------------------------------------------
                               (Name of Issuer)




                                 COMMON STOCK
               -----------------------------------------------
                        (Title of Class of Securities)




                                 530370 10 5
               -----------------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 8 pages
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CUSIP No. 530370 10 5              SCHEDULE 13G      Page  2     of   4    Pages
         ---------------------                           --------  --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          MARY LADSON HIPP HADDOW
          ----------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]
          ----------------------------------------------------------------------

  (3)     SEC Use Only

          ----------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          UNITED STATES OF AMERICA
          ----------------------------------------------------------------------
                       (5)     Sole Voting Power

  Number of            135,637
   Shares              ---------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by
    Each               1,447,047
  Reporting            ---------------------------------------------------------
 Person With           (7)     Sole Dispositive Power

                       135,637
                       ---------------------------------------------------------
                       (8)     Shared Dispositive Power

                       1,447,047
                       ---------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person


          1,582,684
          ----------------------------------------------------------------------

 (10)     Check Box if The Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]
          ----------------------------------------------------------------------
 (11)     Percent of Class Represented by Amount in Row 9

          8.0%
          ----------------------------------------------------------------------

 (12)     Type of Reporting Person*

          IN
          ----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 8 pages

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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                SCHEDULE 13G
                  Under The Securities Exchange Act of 1934

Item 1(a).     Name of Issuer:

                                The Liberty Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(a).     Name of Person Filing:

                                Mary Ladson Hipp Haddow

Item 2(b).     Address of Principal Business Office or, If None, Residence:

                                4755 Millbrook Drive
                                Atlanta, Georgia  30327

Item 2(c).     Citizenship:

                                United States of America

Item 2(d).     Title of class of securities:

                                Common Stock

Item 2(e).     CUSIP Number:

                                530370-10-5

Item 3.        Not Applicable

Item 4.        Ownership:

               (a) Amount Beneficially Owned:                   1,582,684 shares

               (b) Percent of Class:                                  8.0%

               (c) Number of shares as to which
                   such person has:

                 (i) Sole power to vote or direct the vote        135,637 shares

                (ii) Shared power to vote or direct the
                     vote                                       1,447,047 shares

               (iii) Sole power to dispose or direct the
                     disposition                                  135,637 shares

                (iv) Shared power to dispose or direct
                     the disposition                            1,447,047 shares

               Mrs. Haddow disclaims beneficial ownership of all the shares shown above except the 135,637 shares as to which she has sole voting and dispositive power and 43,198 shares as to which she has shared voting and dispositive power.

Item 5.        Ownership of Five Percent or Less of a Class:

                                Not applicable.
                                                               Page 3 of 4 Pages
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Item 6.        Ownership or More than Five Percent on Behalf of Another Person:

               The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

               (a) 1,097,940 shares (or 5.5%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mrs. Haddow's brothers and sister. Mrs. Haddow, Mrs. Haddow's brothers and sister and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

               (b) 1,568 shares (or .01%) are held jointly with her husband and 56,597 shares (or .3%) are held by Mrs. Haddow's husband and by or for her minor children.

               (c) 270,000 shares (or 1.3%) are held by the Jane F. Hipp Children's Ten-Year Grantor Income Trust, the Jane F. Hipp Children's Twelve-Year Grantor Income Trust, and the Jane F. Hipp Grandchildren's 1987 Ten-Year Grantor Income Trust. Mrs. Haddow is a trustee of each trust.

               (d) 20,942 shares (or .1%) are held by the Mary Haddow 1988 Family Trust for the benefit of her children. Mrs. Haddow's husband and brother (H. Neel Hipp, Jr.) serve as Co-Trustees of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

                                Not applicable.

Item 8.        Identification and Classification of Members of the Group:

                                Not applicable.

Item 9.        Notice of Dissolution of the Group:

                                Not applicable.

Item 10.       Certification:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 5, 1996                            /s/ Mary Ladson Hipp Haddow
                                      ----------------------------------------
                                                Mary Ladson Hipp Haddow

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